Bradford & Bingley

RECEIVED

2009 JUN -8 P 12:41

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

09046586

29 May 2009

SUPPL

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Previously we have sent letters on 1 September 2008, 13 October 2008 and 2 April 2009 with copies of all the announcements we have made, the letters confirming your receipt have not been returned to us. Can you please confirm you did receive these.

Enclosed is a receipt acknowledgement which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

Hilary Hall
Company Secretary's Office

7/20

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

52470-1

F0427 (02/2007)

Bradford & Bingley

RECEIPT ACKNOWLEDGEMENT COPY

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

29 May 2009

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Please confirm receipt of the previous announcements sent : 01 September 2008, 13 October 2008 and 02 April 2009.

Yours faithfully

Hilary Hall
Company Secretary's Office

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

52470-1

F0427 (02/2007)

84295

Bradford & Bingley plc

26 May 2009

Subordinated Notes

£150,000,000 Floating Rate dated Subordinated Notes due March 2054 (ISIN: XS0215817718) (the "2054 Dated Subordinated Notes") issued by Bradford & Bingley plc (the "Company")

Reference is made to The Bradford & Bingley plc Transfer of Securities and Property etc. Order 2008, as amended by The Bradford & Bingley plc Transfer of Securities and Property etc. (Amendment) Order 2009.

The Company has resolved not to make any interest payment in respect of the 2054 Dated Subordinated Notes on their next interest payment date (30 June 2009).

The Company will notify noteholders accordingly.

ENDS

Contacts:

Bradford & Bingley Press Office:
+44(0)1274 554 042

www.bbg.co.uk

84265

Bradford & Bingley plc

26 May 2009

Perpetual Subordinated Bonds

£50,000,000 11.625 per cent. Perpetual Subordinated Bonds (ISIN: GB0002233913) (the "11.625 per cent. Perpetual Subordinated Bonds") issued by Bradford & Bingley plc (the "Company")

The Company has resolved not to make any interest payment in respect of the 11.625 per cent. Perpetual Subordinated Bonds on their next interest payment date (20 July 2009).

The interest not paid will constitute "Arrears of Interest" for the purposes of the terms and conditions of the 11.625 per cent. Perpetual Subordinated Bonds.

The Company will notify bondholders accordingly.

ENDS

Contacts:

Bradford & Bingley Press Office:
+44(0)1274 554 042

www.bbg.co.uk

8419 S

Bradford & Bingley plc

26 May 2009

Subordinated Notes

£125,000,000 6.625 per cent. Subordinated Notes due 16 June 2023 (ISIN: XS0087993423) (the "2023 Subordinated Notes") issued by Bradford & Bingley plc (the "Company")

Reference is made to The Bradford & Bingley plc Transfer of Securities and Property etc. Order 2008, as amended by The Bradford & Bingley plc Transfer of Securities and Property etc. (Amendment) Order 2009.

The Company has resolved not to make any interest payment in respect of the 2023 Subordinated Notes on their next interest payment date (16 June 2009).

The Company will notify noteholders accordingly.

ENDS

Contacts:

Bradford & Bingley Press Office:
+44(0)1274 554 042

www.bbg.co.uk

5741S

Bradford & Bingley plc

20 May 2009

Release of Cash Flow Model

Bradford & Bingley plc today makes available to investors in the notes (the "**Notes**") issued under the Aire Valley Master Trust Securitisation Programme (the "**Programme**") a cash flow model (the "**Model**") in respect of the Programme. The Model is a tool that enables the payment and maturity profile of each series of Notes issued under the Programme to be charted according to the level of the constant prepayment rate affecting the collateral underlying the Notes.

To obtain a copy of the Model, please email investor_reporting@bbg.co.uk

ENDS

Enquiries
Bradford & Bingley Press Office:
+44 (0) 1274 554042
www.bbg.co.uk

6751 R.

Bradford & Bingley plc

Annual General Meeting 28 April 2009 - Special Resolutions

Two copies of two special resolutions approved by the shareholder at the Annual General Meeting of Bradford & Bingley plc held on 28 April 2009, were forwarded to the UK Listing Authority today. These documents will be available to the public for inspection at the Document Viewing Facility.

End
5 May 2009

2021R

Bradford & Bingley

Bradford & Bingley plc

27 April 2009

Bradford & Bingley plc is pleased to announce that Mr Richard Banks has today been appointed Managing Director.

Richard Banks has over thirty years experience in financial services, having started his career at Midland Bank, before moving to Girobank, subsequently Alliance & Leicester plc, in 1987. He stepped down from the board of Alliance & Leicester in October 2008, following its acquisition by Santander.

Richard Pym, the current Executive Chairman will become non-executive after an appropriate handover period.

Richard Pym, Chairman, said:
"We are delighted to welcome Richard Banks. This role was advertised in January 2009 and a strong field of applicants applied for the position. The board selected Richard whose experience and competencies made him the outstanding candidate for the role."

Richard Banks commented:
"Bradford & Bingley is in a unique position, and it will be a challenging role to maintain the momentum and motivation of colleagues during the wind down of the business as we protect taxpayers and repay HM Treasury and the Financial Services Compensation Scheme ("FSCS"), whilst also treating customers and creditors fairly. I look forward to working with the board in achieving a successful outcome for all stakeholders."

ENDS

Enquiries
Bradford & Bingley Press Office:
+44 (0) 1274 554042
www.bbg.co.uk

Note to editors:
Richard Banks career:

1974-1987	Midland Bank various roles, culminating as Corporate Finance Executive
1987-1991	Girobank plc General Manager
1991-1996	Girobank plc Director of Corporate Banking
1996-2000	Girobank plc Managing Director
2000-2002	Alliance & Leicester plc - Distribution Director, Retail Banking
2002-2008	Alliance & Leicester plc - Managing Director, Corporate Banking
2008	Alliance & Leicester plc - Group Risk Director

93568

Bradford & Bingley plc

Annual Information Update - 18 March 2008 to 17 March 2009

This information is provided in accordance with Prospectus Rule 5.2.1. The information referred to below was up to date at the time of publication but some information may now be out of date.

Title	Where document can be viewed.	Description	Date & place of filing	Date of publication
Bradford & Bingley Covered Bond LLP Monthly Report	Company website – www.bbg.co.uk	Monthly changes to portfolio characteristics	18 March 2008 – London Stock Exchange	18 March 2008
Annual Report & Accounts & AGM Documentation	Company website – www.bbg.co.uk	Report & Accounts & AGM documentaion available for inspection UK Listing Authority and company website	18 March 2008 – London Stock Exchange	18 March 2008
Aire Valley Trustee Limited	Company website – www.bbg.co.uk	Quarterly changes to portfolio characteristics	20 March 2008 - London Stock Exchange	20 March 2008
Annual Information Update	Company website – www.bbg.co.uk	List of documents as required by Prospectus Rule 5.2.1	31 March 2008 - London Stock Exchange	31 March 2008
Statement	Company website – www.bbg.co.uk	Statement about press speculation	13 April 2008 - London Stock Exchange	14 April 2008
Bradford & Bingley Covered Bond LLP Monthly Report	Company website – www.bbg.co.uk	Monthly changes to portfolio characteristics	18 April 2008 – London Stock Exchange	18 April 2008
Resignation of director	Companies House	Form 288b - Resignation of Robert Dickie	21 April 2008 - Companies House	21 April 2008
Aire Valley Trustee Limited	Company website – www.bbg.co.uk	Quarterly changes to portfolio characteristics	21 April 2008 - London Stock Exchange	21 April 2008
Interim Management Statement	Company website – www.bbg.co.uk	First quarter Trading Statement and notification of Robert Dickie's resignation.	22 April 2008 - London Stock Exchange	22 April 2008
AGM Statement	Company website – www.bbg.co.uk	Results of voting at AGM	23 April 2008 - London Stock Exchange	23 April 2008
Resignation of Director	Companies House	Form 288b - R S Dickie	28 April 2008 - Companies House	28 April 2008

Resolutions and updated Articles of Association	Companies House	3 Special Resolutions, 1 Ordinary Resolution and updated Articles of Association approved at AGM on 22/4/08	2 May 2008 - Companies House	2 May 2008
AGM 22 April 2008 -Special Business	Company website – www.bbg.co.uk	Announcing that three resolutions have been filed with the UKLA Document Viewing Facility	7 May 2008 - London Stock Exchange	7 May 2008
2007 Annual Report & Accounts	Companies House	Signed Annual Report & Accounts	7 May 2008 - Companies House	7 May 2008
Proposed £300m rights issue	Company website – www.bbg.co.uk	Announcement of proposed rights issue to raise £300m	14 May 2008 - London Stock Exchange	14 May 2008
Notification of interests of directors/persons discharging managerial responsibility	Company website – www.bbg.co.uk	Share purchase by Stephen Webster as a result of a DRIP operation	14 May 2008 - London Stock Exchange	14 May 2008
Cancellation of Bonds	Company website – www.bbg.co.uk	Cancellation of CHF covered bonds	14 May 2008 - London Stock Exchange	14 May 2008
Posting of Rights Issue Circular	Company website – www.bbg.co.uk	Notification of the issue of a circular regarding the rights issue	19 May 2008 – London Stock Exchange	19 May 2008
Bradford & Bingley Covered Bond LLP Monthly Report	Company website – www.bbg.co.uk	Monthly changes to portfolio characteristics	20 May 2008 – London Stock Exchange	20 May 2008
Cancellation of Bonds	Company website – www.bbg.co.uk	Cancellation of Euro covered bonds	29 May 2008 - London Stock Exchange	29 May 2008
Restructured Rights Offering	Company website – www.bbg.co.uk	Notification of resstructured rights issue, trading update and Steven Crawshaw's retirement	2 June 2008 - London Stock Exchange	2 June 2008
Temporary suspension of shares	Company website – www.bbg.co.uk	Suspension of shares from the official list	2 June 2008 - London Stock Exchange	2 June 2008
Restoration of shares	Company website – www.bbg.co.uk	Restoration of shares to the official list	2 June 2008 - London Stock Exchange	2 June 2008
Resignation of director	Companies House	Form 288b - Resignation of Steven Crawshaw	3 June 2008 - Companies House	3 June 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the voting rights of Prudential Group of companies.	4 June 2008 - London Stock Exchange	4 June 2008
Notification of interests of directors/persons discharging managerial responsibility	Company website – www.bbg.co.uk	Share purchases by directors	5 June 2008 - London Stock Exchange	5 June 2008
Posting of Rights Issue and Placing Circular	Company website – www.bbg.co.uk	Notification of the issue of a circular regarding the rights issue and TPG placing	5 June 2008 - London Stock Exchange	10 June 2008

Result of Extraordinary General Meeting	Company website – www.bbg.co.uk	Resolution passed adjourning EGM indefinitely	16 June 2008 - London Stock Exchange	16 June 2008
Qtrly Report re Securitisation - Aire Valley Finance (No 2) plc	Company website – www.bbg.co.uk	Quarterly changes to portfolio charecteristics	17 June 2008 - London Stock Exchange	17 June 2008
Blocklisting Six Monthly Return	Company website – www.bbg.co.uk	Report to UKLA on use of blocklisting authority	17 June 2008 - London Stock Exchange	17 June 2008
Extraordinary General Meeting 16th June 2008	Company website – www.bbg.co.uk	Announcing that one resolution has been filed with the UKLA Document Viewing Facility	17 June 2008 - London Stock Exchange	17 June 2008
Bradford & Bingley Covered Bond LLP Monthly Report	Company website – www.bbg.co.uk	Monthly changes to portfolio characteristics	18 June 2008 – London Stock Exchange	18 June 2008
Aire Valley Trustee Limited	Company website – www.bbg.co.uk	Quarterly changes to portfolio characteristics	20 June 2008 - London Stock Exchange	20 June 2008
Statement re: Resolution's Proposal	Company website – www.bbg.co.uk	Statement concerning Resolution's proposal	23 June 2008 - London Stock Exchange	23 June 2008
Publication of Prospectus	Company website – www.bbg.co.uk	Publication of Prospectus in respect of 19 for 25 rights issue and subscription by TPG Capital	24 June 2008 - London Stock Exchange	24 June 2008
Bradford & Bingley Statement	Company website – www.bbg.co.uk	Statement by the company re Resolution Ltd withdrawal from discussions	27 June 2008 - London Stock Exchange	27 June 2008
Announcement by Moody's and capital raising	Company website – www.bbg.co.uk	Announcement concerning Moody's downgrade and restructured capital raising.	3 July 2008 - London Stock Exchange	4 July 2008
Details of enlarged rights issue	Company website – www.bbg.co.uk	Announcement confirming details of the enlarged rights issue	4 July 2008 - London Stock Exchange	4 July 2008
Result of Extraordinary General Meetinge	Company website – www.bbg.co.uk	Resolution passed adjourning the EGM to 17/7/08	7 July 2008 - London Stock Exchange	7 July 2008
Posting of Supplementary Circular	Company website – www.bbg.co.uk	Announcement confirming the posting of a supplementary circular	7 July 2008 - London Stock Exchange	7 July 2008
Extraordinary General Meeting 7th July 2008	Company website – www.bbg.co.uk	Announcing that one resolution has been filed with the UKLA Document Viewing Facility	8 July 2008 - London Stock Exchange	8 July 2008
Publication of Supplementary Prospectus	Company website – www.bbg.co.uk	Publication of Supplementary Prospectus in respect of 67 for 50 enlarged rights issue	11 July 2008 - London Stock Exchange	11 July 2008
Result of General Meeting	Company website – www.bbg.co.uk	Results of voting on the enlarged rights issue	17 July 2008 - London Stock Exchange	17 July 2008
Bradford & Bingley Covered Bond LLP Monthly Report	Company website – www.bbg.co.uk	Monthly changes to portfolio characteristics	18 July 2008 – London Stock Exchange	18 July 2008

Aire Valley Trustee Limited	Company Website - www.bbg.co.uk	Master Trust Quarterly Report	21 July 2008 - London Stock Exchange	21 July 2008
Bradford & Bingley plc	Companies House	Form 123 - Notification of Increase in Nominal Capital	23 July 2008 Companies House	23 July 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Barclays	30 July 2008 - London Stock Exchange	30 July 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Barclays . Reduction below 5%	31 July 2008 - London Stock Exchange	31 July 2008
Publication of Pillar 3 Disclosures	Company website – www.bbg.co.uk	Notification that BBG has published its Pillar 3 disclosures on its website.	7 August 2008 - London Stock Exchange	7 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a holiding of 5.02% in BBG shares by Barclays	8 August 2008 - London Stock Exchange	8 August 2008
Aire Valley Financing (No.2) plc	Company website – www.bbg.co.uk	Notification of the intention to redeem Notes.	14 August 2008 - London Stock Exchange	14 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Barclays . Reduction below 5%	15 August 2008 - London Stock Exchange	15 August 2008
Results of Rights Issue	Company website – www.bbg.co.uk	Announcing the results of the 67 for 50 rights issue	18 August 2008 - London Stock Exchange	18 August 2008
Notification of interests of directors/persons discharging managerial responsibility	Company website – www.bbg.co.uk	Notification of the take up of rights by directors/PDMRs	18 August 2008 - London Stock Exchange	18 August 2008
Appointment of new Chief Executive	Company website – www.bbg.co.uk	Announcing the appointment of a new Chief Executive	18 August 2008 - London Stock Exchange	18 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Barclays . Increase to 6.45%	19 August 2008 – London Stock Exchange	19 August 2008
Bradford & Bingley Covered Bond LLP Monthly Report	Company website – www.bbg.co.uk	Monthly changes to portfolio characteristics	20 August 2008 – London Stock Exchange	20 August 2008
Notification of interests of directors/persons discharging managerial responsibility	Company website – www.bbg.co.uk	Notification of the grant of options to Richard Pym	20 August 2008 – London Stock Exchange	20 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by HBOS. Increase to 5.004%	20 August 2008 – London Stock Exchange	20 August 2008

Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Barclays . Increase to 7.42%	20 August 2008 – London Stock Exchange	20 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by AXA SA. Increase to 6.025	20 August 2008 – London Stock Exchange	20 August 2008
Placing of the Rump	Company website – www.bbg.co.uk	Announcement concerning the placing of the Rump.	22 August 2008 – London Stock Exchange	22 August 2008
Appointment of director	Companies House	Form 288a - R A Pym	27 August 2008 - Companies House	27 August 2008
Total Voting Rights & Capital	Company website – www.bbg.co.uk	Total Voting Rights & Capital following Rights Issue	29 August 2008 – London Stock Exchange	29 August 2008
Interim Results	Company website – www.bbg.co.uk	Interim Results	29 August 2008 – London Stock Exchange	29 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Barclays to 6.94%	29 August 2008 – London Stock Exchange	29 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by The Royal bank of Scotland Group Plc to 3.73%	29 August 2008 – London Stock Exchange	29 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by HBOS to 6.774%	29 August 2008 – London Stock Exchange	29 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Lloyds TSB to 4.23%	29 August 2008 – London Stock Exchange	29 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Standard Life to 9.607%	29 August 2008 – London Stock Exchange	29 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Citigroup to 6.50%	29 August 2008 – London Stock Exchange	29 August 2008
Directorate Change	Company website – www.bbg.co.uk	Notice of Mark Stevens intention to resign	1 September 2008 - London Stock Exchange	1 September 2008
Directorate Change	Company website – www.bbg.co.uk	Notice of Mark Stevens Resignation effective 4 September 2008	5 September 2008 - London Stock Exchange	5 September 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Barclays to 7.02%	5 September 2008 – London Stock Exchange	5 September 2008

Allotment of shares	Companies House	Form 88(2) - Allotment of 827,670,240 shares	11 September 2008 - Companies House	11 September 2008
Resignation of director	Companies House	Form 288b - Mark Stevens	12 September 2008 - Companies House	12 September 2008
RNS - 4206D Qtrly Report re Securitisation - Aire Valley Finance (No 2) plc	Company website – www.bbg.co.uk	Quarterly changes to portfolio characteristics	15 Sept 2008 - London Stock Exchange	15 Sept 2008
RNS - 4731D Aire Valley Finance No.2 PLC	Company website – www.bbg.co.uk	Redemptions	15 Sept 2008 - London Stock Exchange	15 Sept 2008
RNS - 6577D Bradford & Bingley Covered Bond LLP Monthly Report	Company website – www.bbg.co.uk	Monthly changes to portfolio characteristics	18 September 2008 – London Stock Exchange	18 September 2008
RNS - 1237E Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Citigroup to 4.67%	23 September 2008 – London Stock Exchange	23 September 2008
RNS - 1345E Bradford & Bingley and GMAC-RFC announce new terms for mortgage agreement	Company website – www.bbg.co.uk	Bradford & Bingley and GMAC-RFC announce new terms for mortgage agreement	23 September 2008 – London Stock Exchange	23 September 2008
RNS - 2347E Covered Bond	Company website – www.bbg.co.uk	Change in interest rate swap provider	24 September 2008 – London Stock Exchange	24 September 2008
RNS - 2859E Bradford & Bingley Streamlines Operations	Company website – www.bbg.co.uk	Bradford & Bingley Streamlines Operations	25 September 2008 – London Stock Exchange	25 September 2008
RNS - 5189E Public ownership & sale of savings business	Company website – www.bbg.co.uk	Announcement of nationalisation and sale of savings business	29 September 2008 – London Stock Exchange	29 September 2008
RNS - 5621F Dated Subordinated Notes	Company website – www.bbg.co.uk	Clarification of modification to dated subordinated notes	10 October 2008 – London Stock Exchange	10 October 2008
RNS - 2259G Bradford & Bingley Covered Bonds LLP Monthly Report	Company website – www.bbg.co.uk	Monthly changes to portfolio characteristics	20 October 2008 – London Stock Exchange	20 October 2008
RNS2259G Aire Valley Trustee Limited	Company Website - www.bbg.co.uk	Master Trust Quarterly Report	20 october 2008 - London Stock Exchange	20 October 2008
RNS 9068H Covered Bond Programme	Company Website - www.bbg.co.uk	Update on the covered Bond Programme	11 November 2008 - London Stock Exchange	11 November 2008
RNS - 2417I Directorate changes	Company website – www.bbg.co.uk	Resignation of Rod Kent, Nick Cosh, Ian Cheshire and Steve Webster.	14 November 2008 – London Stock Exchange	14 November 2008
Resignation of director	Companies House	Form 288b - Rod Kent	14 November 2008 - Companies House	14 November 2008

Resignation of director	Companies House	Form 288b - Nicholas Cosht	14 November 2008 - Companies House	14 November 2008
Resignation of director	Companies House	Form 288b - Stephen Webster	14 November 2008 - Companies House	14 November 2008
Resignation of director	Companies House	Form 288b - Ian Cheshire	14 November 2008 - Companies House	14 November 2008
RNS - 3728I Bradford & Bingley Covered Bond LLP Monthly Report	Company website – www.bbg.co.uk	Monthly changes to portfolio characteristics	18 November 2008 – London Stock Exchange	18 November 2008
RNS - 1682J Aire valley Mortgages 2004-1 plc	Company website – www.bbg.co.uk	Announcement re: repayment of FRN's	28 November 2008 – London Stock Exchange	28 November 2008
RNS - 1684J Aire valley Mortgages 2005-1 plc	Company website – www.bbg.co.uk	Announcement re: repayment of FRN's	28 November 2008 – London Stock Exchange	28 November 2008
RNS - 1692J Aire valley Mortgages 2006-1 plc	Company website – www.bbg.co.uk	Announcement re: repayment of FRN's	28 November 2008 – London Stock Exchange	28 November 2008
RNS - 1699J Aire valley Mortgages 2007-1 plc	Company website – www.bbg.co.uk	Announcement re: repayment of FRN's	28 November 2008 – London Stock Exchange	28 November 2008
RNS - 1702J Aire valley Mortgages 2007-2 plc	Company website – www.bbg.co.uk	Announcement re: repayment of FRN's	28 November 2008 – London Stock Exchange	28 November 2008
RNS - 1706J Aire valley Mortgages 2008-1 plc	Company website – www.bbg.co.uk	Announcement re: repayment of FRN's	28 November 2008 – London Stock Exchange	28 November 2008
RNS - 4240J Payment of Interest	Company website – www.bbg.co.uk	Company to pay interest of PS Callable Step-up Notes(10.12.08) and FR Step-up Undated Sub. Notes(20.12.08)	08 December 2008 - London Stock Exchange	08 December 2008
RNS - 9570J Perpetual Subordinated Bonds	Company website – www.bbg.co.uk	Announcement re: payment of interest on PSB's	11 December 2008 – London Stock Exchange	11 December 2008 – London Stock Exchange 8
RNS - 3813K Covered Bonds LLP	Company website – www.bbg.co.uk	Monthly Report for B&B Covered Bonds LLP	18 December 2008 - London Stock Exchange	18 December 2008
RNS5771K Aire Valley Trustee Limited	Company Website - www.bbg.co.uk	Master Trust Quarterly Report	22 December 2008 - London Stock Exchange	22 December 2008
RNS 8769L Covered Bonds LLP	Company Website - www.bbg.co.uk	Monthly Report for B&B Covered Bonds LLP	19 January 2009 - London Stock Exchange	20 January 2008
RNS 8766L Aire Valley Trustee Limited	Company Website - www.bbg.co.uk	Master Trust Quarterly Report	19 January 2009 - London Stock Exchange	20 January 2008
RNS 5261N Covered Bonds LLP	Company Website - www.bbg.co.uk	Monthly Report for B&B Covered Bonds LLP	18 February 2009 - London Stock Exchange	18 February 2009

RNS 6082N Subordinated Bonds	Company Website - www.bbg.co.uk	Notifies the coming into force of the Bradford & Bingley plc Transfer of Securities and Property etc. (Amendment) Order 2009 (SI 2009/320)	19 February 2009 - London Stock Exchange	19 February 2009
RNS 7416N Rewards 2008	Company Website - www.bbg.co.uk	Bonus/Rewards for 2008	23 February 2009 - London Stock Exchange	23 February 2009
RNS 7450N Rewards 2008 - replaces above announcement (7416N)	Company Website - www.bbg.co.uk	Bonus / Rewards for 2008. Previous announcement had tel. no. error	23 February 2009 - London Stock Exchange	23 February 2009
RNS 8653N Subordinated Notes & Bonds	Company Website - www.bbg.co.uk	Announcement re: payment of interest	25 February 2009 - London Stock Exchange	25 February 2009

End